UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No.2)*

AmNet Mortgage, Inc.

(Name of Issuer)

Common Stock

(Title of Class of Securities)

02926T103

(CUSIP Number)

David Nierenberg

The D3 Family Funds

19605 NE 8th Street

Camas, WA 98607

360-604-8600

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

September 13, 2005

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.  ☐

Note:  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

1

NAME OF REPORTING PERSON

S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSON

            The D3 Family Fund, L.P. (David Nierenberg is president of the General Partner, which is

            Nierenberg Investment Management Company.)

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☒** (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS* WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Washington

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7 SOLE VOTING POWER 0 8 SHARED VOTING POWER 924,002 common shares 9 SOLE DISPOSITIVE POWER 924,002 10 SHARED DISPOSITIVE POWER 0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 924,002 shares (1,386,600 shares as part of the group with the other Reporting Persons filing on this Schedule 13D)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 12.6%
14	TYPE OF REPORTING PERSON* PN

*	SEE INSTRUCTIONS BEFORE FILLING OUT!
**	This box is checked by reason of the relationship among the filing persons and not with respect to the contractual relationship between them, on the one hand, or Wachovia Bank, N.A. and any of its affiliates on the other hand, under the Voting and Support Agreement described in this filing.

1

NAME OF REPORTING PERSON

S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSON

            The D3 Family Retirement Fund, L.P. (David Nierenberg is president of the General

            Partner, which is Nierenberg Investment Management Company.)

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☒** (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS* WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Washington

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7 SOLE VOTING POWER 0 8 SHARED VOTING POWER 286,986 common shares 9 SOLE DISPOSITIVE POWER 286,986 10 SHARED DISPOSITIVE POWER 0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 286,986 shares (1,386,600 shares as part of the group with the other Reporting Persons filing on this Schedule 13D)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 3.9%
14	TYPE OF REPORTING PERSON* PN

*	SEE INSTRUCTIONS BEFORE FILLING OUT!
**	This box is checked by reason of the relationship among the filing persons and not with respect to the contractual relationship between them, on the one hand, or Wachovia Bank, N.A. and any of its affiliates on the other hand, under the Voting and Support Agreement described in this filing.

1

NAME OF REPORTING PERSON

S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSON

            The D3 Children’s Fund, L.P. (David Nierenberg is president of the General Partner, which is Nierenberg Investment Management Company.)

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☒** (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS* WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Washington

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7 SOLE VOTING POWER 0 8 SHARED VOTING POWER 65,800 common shares 9 SOLE DISPOSITIVE POWER 65,800 10 SHARED DISPOSITIVE POWER 0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 65,800 shares (1,386,600 shares as part of the group with the other Reporting Persons filing on this Schedule 13D)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.9%
14	TYPE OF REPORTING PERSON* PN

*	SEE INSTRUCTIONS BEFORE FILLING OUT!
**	This box is checked by reason of the relationship among the filing persons and not with respect to the contractual relationship between them, on the one hand, or Wachovia Bank, N.A. and any of its affiliates on the other hand, under the Voting and Support Agreement described in this filing.

1

NAME OF REPORTING PERSON

S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSON

            The D3 Offshore Fund, L.P. (David Nierenberg is president of the General Partner, which is

            Nierenberg Investment Management Company.)

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☒** (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS* WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Washington

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7 SOLE VOTING POWER 0 8 SHARED VOTING POWER 63,912 common shares 9 SOLE DISPOSITIVE POWER 63,912 10 SHARED DISPOSITIVE POWER 0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 63,912 shares (1,386,600 shares as part of the group with the other Reporting Persons filing on this Schedule 13D)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.9%
14	TYPE OF REPORTING PERSON* PN

*	SEE INSTRUCTIONS BEFORE FILLING OUT!
**	This box is checked by reason of the relationship among the filing persons and not with respect to the contractual relationship between them, on the one hand, or Wachovia Bank, N.A. and any of its affiliates on the other hand, under the Voting and Support Agreement described in this filing.

1

NAME OF REPORTING PERSON

S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSON

            The D3 Bulldog Fund, L.P. (David Nierenberg is president of the General Partner, which is

            Nierenberg Investment Management Company.)

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☒** (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS* WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Washington

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7 SOLE VOTING POWER 0 8 SHARED VOTING POWER 30,500 common shares 9 SOLE DISPOSITIVE POWER 30,500 10 SHARED DISPOSITIVE POWER 0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 30,500 shares (1,386,600 shares as part of the group with the other Reporting Persons filing on this Schedule 13D)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.4%
14	TYPE OF REPORTING PERSON* PN

*	SEE INSTRUCTIONS BEFORE FILLING OUT!
**	This box is checked by reason of the relationship among the filing persons and not with respect to the contractual relationship between them, on the one hand, or Wachovia Bank, N.A. and any of its affiliates on the other hand, under the Voting and Support Agreement described in this filing.

1	NAME OF REPORTING PERSON S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSON David Nierenberg
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☒** (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS* AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION U.S.A.

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7 SOLE VOTING POWER 0 8 SHARED VOTING POWER 1,386,600 common shares 9 SOLE DISPOSITIVE POWER 15,400 10 SHARED DISPOSITIVE POWER 0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,386,600 shares
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 18.6%
14	TYPE OF REPORTING PERSON* IN

*	SEE INSTRUCTIONS BEFORE FILLING OUT!
**	This box is checked by reason of the relationship among the filing persons and not with respect to the contractual relationship between them, on the one hand, or Wachovia Bank, N.A. and any of its affiliates on the other hand, under the Voting and Support Agreement described in this filing.

Item 1. Security and Issuer.

This Amendment No. 2 (the “Amendment”) amends and supplements the statements on Schedule 13D, Amendment No. 1 and the Schedule 13D (the “Schedule 13D”) relating to the Common Stock of AmNet Mortgage, Inc., a Maryland corporation (the “Company”), and filed with the Securities and Exchange Commission by The D3 Family Fund, L.P., The D3 Family Retirement Fund, L.P., The D3 Children’s Fund, L.P., The D3 Offshore Fund, L.P., The D3 Bulldog Fund, L.P. (the “Original Reporting Persons”). In addition to the Original Reporting Persons, this Amendment is filed by David Nierenberg (together with the Original Reporting Persons, the “Reporting Persons” or “Shareholders”). The address of the Company’s principal executive offices is 10421 Wateridge Circle, Suite 250, San Diego, CA 92121. Except as disclosed herein, there has been no change in the information previously reported in the Schedule 13D.

Item 3. Source and Amount of Funds or Other Consideration

The Amended and Restated Voting and Support Agreement described in Item 4 (“Voting Agreement”) of this Amendment was entered into by David Nierenberg (in his individual capacity and not as a director of the Company), the Reporting Persons and Wachovia Bank, National Association (“Wachovia”) to facilitate the transactions contemplated by the Amended and Restated Agreement and Plan of Merger described in Item 4 of this Amendment. None of David Nierenberg or the Reporting Persons received any additional consideration from the Company or Wachovia in connection with the execution and delivery of the Voting Agreement.

Item 4. Purpose of Transaction.

On September 13, 2005, the Company announced that it has entered into an Amended and Restated Agreement and Plan of Merger dated as of September 13, 2005 (the “Merger Agreement”) by and among the Company, Wachovia and PTI, Inc., a wholly owned subsidiary of Wachovia (“Sub”). Under the terms of the Merger Agreement, Sub will merge with and into the Company and the Company will become a wholly owned subsidiary of Wachovia. Pursuant to the Merger Agreement and subject to certain customary exceptions, at the effective time of the Merger (the “Effective Time”), each issued and outstanding share of common stock, par value $0.01 per share, of the Company will be converted into the right to receive $10.30 in cash. In addition, each outstanding right to acquire the Company’s common stock (the “Options”) and restricted stock units granted under the Company’s 1997 Stock Incentive Plan, 1997 Stock Option Plan, 1997 Outside Directors Stock Option Plan, or the 2004 Equity Incentive Plan will fully vest. All Options with an exercise price below $10.30 will be cashed out for the excess of $10.30 over the exercise price of the applicable option.

The purpose of the Shareholders entering into the Voting Agreement with respect to all the shares of the Company’s Common Stock owned by them (the “Shares”), including the Reporting Persons, is to facilitate the transactions contemplated by the Merger Agreement.

As a condition to the transactions contemplated by the Merger Agreement, the Shareholders entered into the Voting Agreement with Wachovia with respect to the Shares. Pursuant to the Voting Agreement, the Shareholders agreed, among other things, to vote the Shares in support of the Merger and against any alternative acquisition proposal. The Shareholders also agreed not to transfer the Shares except among the Shareholders. Under the Voting Agreement, the Shareholders also agreed, if requested, to grant to Wachovia a proxy to vote the Shares as indicated in the Voting Agreement if such Shareholder fails for any reason to vote such Shares in accordance with such Voting Agreement. The Agreement will terminate upon the later to occur of the Effective Time or the termination of the Merger Agreement.

The foregoing descriptions of the transactions contemplated by the Merger Agreement and the Voting Agreement are qualified in their entirety by reference to the respective agreements, copies of which are filed hereto as Exhibits A and B, respectively (the “Exhibits”). The Exhibits are specifically incorporated herein by reference in answer to this Item 4.

Except as set forth in this Amendment, the Voting Agreement and the Merger Agreement, none of the Reporting Persons, its general partner or David Nierenberg has any plans or proposals that relate to or result in any of the transactions described in subparagraphs (a) through (j) of Item 4 of Schedule 13D.

Item 5. Interest in Securities of the Issuer.

(a, b) The D3 Family Fund, L.P. beneficially owns 924,002 shares of the Company’s Common Stock, and has (i) shared voting power with respect to 924,002 shares of the Company’s Common Stock and (ii) sole power to dispose or direct the disposition of 942,002 shares of the Company’s Common Stock.

(a, b) The D3 Family Retirement Fund, L.P. beneficially owns 286,986 shares of the Company’s Common Stock, and has (i) shared voting power with respect to 286,986 shares of the Company’s Common Stock and (ii) sole power to dispose or direct the disposition of 286,986 shares of the Company’s Common Stock.

(a, b) The D3 Children’s Fund, L.P. beneficially owns 65,800 shares of the Company’s Common Stock, and has (i) shared voting power with respect to 65,800 shares of the Company’s Common Stock and (ii) sole power to dispose or direct the disposition of 65,800 shares of the Company’s Common Stock.

(a, b) The D3 Offshore Fund, L.P. beneficially owns 63,912 shares of the Company’s Common Stock, and has (i) shared voting power with respect to 63,912 shares of the Company’s Common Stock and (ii) sole power to dispose or direct the disposition of 63,912 shares of the Company’s Common Stock.

(a, b) The D3 Bulldog Fund, L.P. beneficially owns 30,500 shares of the Company’s Common Stock, and has (i) shared voting power with respect to 30,500 shares of the Company’s Common Stock and (ii) sole power to dispose or direct the disposition of 30,500 shares of the Company’s Common Stock.

(a, b) David Nierenberg may be deemed the beneficial owner of 1,386,600 shares of the Company’s Common Stock. Mr. Nierenberg has (i) shared power to vote 1,386,600 shares of the Company’s Common Stock and (ii) sole power to dispose or direct the disposition of 15,400 shares of the Company’s Common Stock. Mr. Nierenberg specifically disclaims beneficial ownership in the Shares reported herein except to the extent of his pecuniary interest therein.

(c) N/A

(d) N/A

(e) N/A

Item 6. Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

See Item 4 for a description of the Voting Agreement and Merger Agreement. The description herein of the Voting Agreement and Merger Agreement, and the matters contemplated thereby is qualified in its entirety by reference to the respective agreements, each of which is filed as an exhibit to this Amendment.

Except as set forth in this Amendment, neither the Reporting Persons nor, to the best knowledge of the reporting person, its general partner has any contracts, arrangements, understanding or relationships (legal or otherwise) with any other person with respect to any securities of the Company.

Item 7. Material to be Filed as Exhibits.

Exhibit A:	Amended and Restated Agreement and Plan of Merger, dated as of September 13, 2005, by and among AmNet Mortgage, Inc., Wachovia Bank, National Association and PTI, Inc. (incorporated by reference from Exhibit 99.1 to AmNet Mortgage, Inc.’s Current Report on Form 8-K, filed September 19, 2005).

Exhibit B:	Amended and Restated Voting and Support Agreement, dated as of September 13, 2005, by and among Wachovia Bank, National Association, Nierenberg Investment Management Company, Inc. and David Nierenberg

SIGNATURES

Date: September 22, 2005	The D3 Family Fund, L.P.
The D3 Family Retirement Fund, L.P.
The D3 Children’s Fund, L.P.
The D3 Offshore Fund, L.P.
The D3 Family Bulldog Fund, L.P.

By (in each case) its General Partner,
Nierenberg Investment Management Company, Inc.

/s/ David Nierenberg
David Nierenberg
President

David Nierenberg

/s/ David Nierenberg

Attention: Intentional misstatements or omissions of fact constitute Federal criminal violations (See 18 U.S.C. 1001)